November 17, 2006


By facsimile to (817) 795-0154 and U.S. Mail


Mr. Edward Stevens
President
Kingdom Koncrete, Inc.
4232 East Interstate 30
Rockwall, TX 75087

Re:	Kingdom Koncrete, Inc.
	Registration Statement on Form S-1
	Filed October 25, 2006
File No. 333-138194

Dear Mr. Stevens:

	We reviewed the filing and have the comments below.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1. Please provide a comparative statement of operations and cash flows for the eight months ended August 31, 2005 in accordance with
Item 310(b) of Regulation S-B, and discuss the changes between the periods in your Management`s Discussion and Plan of Operation.

2. If applicable, please provide updated financial statements and related disclosures as required by Item 310(g) of Regulation S-B and an updated consent for each amendment.

3. We note on page 6 of your 2004 financial statements that Kingdom
Texas is a wholly owned subsidiary of Kingdom Koncrete, Inc. If true, please tell us why you have not presented consolidated financial statements.

4. Apply the comments to each set of financial statements you present in your filing, as applicable. Alternatively, you may present the two annual financial statements and the interim financial statements together.

Prospectus` Outside Front Cover Page

5. We assume the disclosure that the offering will end on April
15,
2006 is inadvertent. We note the disclosure on page 8 and elsewhere that the offering will end on April 15, 2007. Please revise.

6. We note the disclosure that Kingdom Koncrete intends to work with a market maker who would then apply to have its securities quoted on
The OTC Bulletin Board or OTCBB or an exchange. Since disclosure in the sixth risk factor states that Kingdom Koncrete must be sponsored by a participating market maker who would make the application on its behalf to be quoted on the OTCBB and Kingdom Koncrete is unaware of a market maker who intends to sponsor its securities and make a market in its stock, revise to make clear that Kingdom Koncrete may not be quoted on the OTCBB. Further, since listing requirements on an exchange are distinguishable from requirements for quotation on the
OTCBB, revise to make clear that Kingdom Koncrete may not satisfy the requirements for listing on an exchange.

The Offering, page 2

7. Disclosure states that officers, directors, and their
affiliates
will be able to purchase 5,000 shares in this offering or up to
10%
of the aggregate offering sold. Revise to state, if true, that officers, directors, and their affiliates may purchase shares in this offering but are limited to a maximum of 5,000 shares each or a cumulative total of 10% of the aggregate offering sold and that these sales will not count toward meeting the minimum offering. We note the disclosure on page 8.

Risk Factors, page 3

8. Provide a risk factor that discloses the risks of investing in a penny stock, including broker requirements for penny stocks.

9. In the second and third risk factors, identify Kingdom
Koncrete`s
sole officer.

Use of Proceeds, page 8

10. In the second table, explain by footnote or otherwise what the line item "General corporate overhead" encompasses.

11. Cross reference the more detailed discussion of the use of proceeds on page 15.

Industry Overview, page 10

12. We note the citation of third parties such as the National
Ready-
Mixed Concrete Association and F.W. Dodge. Provide us marked copies of any materials that support these and other third party statements in the prospectus, cross referencing clearly a statement with the underlying support. Tell us whether you believe these materials are the most recent materials on the subject by the authors. Also tell us whether they have been made available to the public without payment of subscription or similar fees. Have any of these materials been published in widely circulated media of general interest or among industry participants? If so, tell us when and where. Unless these materials have been used in widely circulated media of general interest or among industry participants, you may adopt the statements that you attribute to them as your own or filed signed and dated consents from each as exhibits to the registration statement.

13. Disclosure makes cross reference to a discussion of the seasonality of the ready-mixed concrete industry generally in the risk factors section. We are unable to locate the risk factor disclosure. Please revise.

Cement and Other Raw Materials, page 13

14. Disclosure states that Kingdom Koncrete purchases each of the materials necessary to manufacture ready-mixed concrete from several suppliers. Clarify whether Kingdom Koncrete is dependent on one or more suppliers for the materials. Clarify also whether Kingdom Koncrete has entered into any agreements with suppliers. If so, advise what consideration you have given to filing the agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-B.

Customers, page 13

15. Disclosure states that Kingdom Koncrete relies heavily on repeat customers. Clarify whether Kingdom Koncrete is dependent on one or more customers. If Kingdom Koncrete is dependent on one or more customers, disclose the amount of revenues attributable to each of the one or more customers during the periods presented in the financial statements.

Competition, page 13

16. Disclosure makes cross reference to a discussion of competitors having greater financial resources and to the highly competitive industry generally in the risk factors section. We are unable to locate the risk factor disclosure. Please revise.

Future Products and Services, page 14

17. Disclosure states that Kingdom Koncrete plans to increase the size of its trailer fleet and build additional batch plants in strategic locations. Expand the disclosure to discuss in sufficient detail Kingdom Koncrete`s plans. Alternatively, make cross reference to the disclosure elsewhere in the registration statement. We note the disclosure on page 15.

Management`s Discussion and Plan of Operations, page 15

18. We note that you have had revenues from operations in each of the last two years. Please provide a Management`s Discussion and Analysis of your financial condition and results of operations for each period presented in your financial statements. See Item 303(b)
of Regulation S-B.

Background of Directors and Executive Officers, page 16

19. Disclosure states that Mr. Edward Stevens became a design engineer with Nova Magnetics, Inc. in 2003 where he is still employed. Indicate the amount of time that Mr. Stevens devotes to the business of Kingdom Koncrete and its subsidiary, Kingdom Concrete. If appropriate, provide risk factor disclosure of Mr. Stevens` employment with Nova Magnetics, Inc., and indicate the amount of time that Mr. Stevens devotes to the business of Kingdom Koncrete and its subsidiary, Kingdom Concrete.


Interest of Management and Others in Certain Transactions, page 17

20. Disclosure that there are no agreements or proposed transactions with a director or officer or any principal securityholder appears inconsistent with disclosures in the financial statements` note 6 for
December 31, 2004, note 6 for December 31, 2005, and note 6 for August 31, 2006 that Kingdom Koncrete is obligated to a shareholder for funds advanced for start up expenses and working capital. Please reconcile the disclosures.

Principal Shareholders, page 17

21. For a beneficial owner such as Ascot Investors, LLC that is not a natural person, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov, and revise. We note the disclosure on page 18 that Mr. George Demars is the beneficial owner of Ascot Investors, LLC.

Securities Being Offered, page 18

22. Disclosure that existing stockholders and all who subscribe to common shares in this offering have a preemptive right to purchase common stock offered for sale by Kingdom Koncrete is inconsistent with disclosures on page 20 and in Article VI.6.B.2. of the bylaws filed as exhibit 2.4 to the registration statement that there are no preemptive rights. Please reconcile the disclosures.

Financial Statements
Note 1. Nature of Activities and Significant Accounting Policies, Revenue Recognition, page 7

23. Expand your revenue recognition policy footnote to explain when the Company determines there is a "completion of services" and "point of sale." Please address how and when you recognize revenues for all revenue types you discuss in the business section: rental and product sale, late fees, cleaning fees, etc.

Note 3.  Notes Payable, page 8

24. Revise your footnote to disclose the maturity date of the notes payable.


Note 5.  Income Taxes, page 9

25. Revise your income tax footnote to reflect the cumulative net operating loss carryover and total valuation allowance in determining the net refundable amount and net deferred tax asset in accordance with paragraph 16 of SFAS 109.

Note 6.  Due to Shareholder - Related Party Transaction, page 10

26. Revise your footnote to disclose the interest rate terms for the amount due to shareholder.

Note 7.  Commitments and Contingencies, page 10

27. We note your facilities lease is on a month to month basis.
As
such, delete the lease commitment footnote which should disclose your long term lease commitments.

Undertakings

28. Since this is an offering being made in reliance on Rule 415(a)(1)(ix) of Regulation C under the Securities Act and not an offering being made in reliance on subparagraphs (a)(1)(i),
(a)(1)(vii), or (a)(1)(x) of Rule 415 of Regulation C under the Securities Act, the undertakings required by Rule 430B are inapplicable to this offering. Please revise.

Exhibits

29. Include an exhibit index immediately before the exhibits filed with the registration statement. See Rule 102(d) of Regulation S-T.

Exhibit 11.1

30. Specify by file number or otherwise the registration statement for which the opinion and consent are being filed as an exhibit.

31. Since disclosure in the registration statement states that Kingdom Koncrete was formed as a corporation and incorporated under the laws of the state of Nevada on August 22, 2006, the phrase "subsequent to the Corporation`s valid organization and formation" is inappropriate. Please delete.


Closing

	File an amendment to the SB-1 in response to the comments. To expedite our review, Kingdom Koncrete may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Kingdom
Koncrete thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Kingdom Koncrete and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Kingdom Koncrete requests acceleration of the registration statement`s effectiveness, Kingdom Koncrete should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Kingdom Koncrete from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Kingdom Koncrete may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Kingdom Koncrete provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Bret A. Johnson, Staff Accountant, at (202) 551-3753 or W. John Cash,
Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,





 Jennifer R. Hardy
   Legal Branch Chief

cc:	T. Alan Owen, Esq.
	The Owen Law Firm, P.C.
	1112 East Copeland Road, Suite 420
	Arlington, TX 76011



Mr. Edward Stevens
November 17, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE